EXHIBIT 99.1

Re:    Midroog Report

Ramat-Gan, Israel	January 23, 2019

B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) (the “Company”) announced the latest report of Midroog Ltd. concerning the debentures (Series B and C) issued by the Company.

Midroog is lowering the rating of the debentures (Series B and C) from A3.il to Baa2.il and retaining the rating outlook of credit review, with uncertain trajectory.

The downgrade of the current rating, further to the earlier downgrade this month, is a result of further negative trends that point out that the Company is at a higher risk level. The stock price of Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”, Aa2.il with a stable outlook, with the Company holding 26.6% of its equity) continues to decline. Bezeq remains the Company’s main asset and together with the high volatility, it brings the Company to a leverage level of 65 to 75%, that is not consistent anymore with the previous credit rating.

The financial flexibility of the Company continues to decline. The Company’s recent private placement is a positive development and improved the Company’s liquidity, but it does not leave room for more flexibility at this point. The holdings of Internet Gold- Golden Lines Ltd. (“IGLD”, Ca.il; credit review with uncertain implications) in the Company, were diluted to 51.95% and this limits the Company for further financing rounds without participation from IGLD because of “control permit” limitations. IGLD reported that its debenture holders would decide in the next few days whether IGLD should participate in the private placement. The failure of IGLD to sell its shares of the Company overshadows the future control of the Company and negatively affects the credit rating.

The Company’s rating continues to be supported by its holdings in Bezeq, which is the largest telecommunications group in Israel, and which Midroog considers a moderate business risk, mainly due to intense competition and high regulatory exposure. Bezeq’s strong business position is supported by its strong brand name, significant market share and ownership of a fixed-line communications infrastructure throughout Israel together with a technological advantage and business flexibility. Midroog believes that the structural changes in the communications sector and the increasing competition in all segments, combined with regulatory restrictions (that its main competitors do not share), constitute challenges for Bezeq and are expected to result in continued erosion in revenues and profit margins.

Midroog continues to assume that in 2019, Bezeq will not distribute dividends to the Company. Due to uncertainty regarding the possibility of writing off the tax asset in Bezeq’s books, Midroog is not changing its projections but is adding an additional “event risk”. The rating continues to be under review and if the tax asset is not written off or if the Company is able to undergo more financings, future downgrades may be avoided.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full description and report can be viewed at: http://maya.tase.co.il